UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Molecular Templates, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

608550 109

(CUSIP Number)

Steve Sanders

c/o Santé Ventures

300 West 6th Street, Suite 2300

Austin, Texas 78701

(512) 721-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule GAG to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608550 109

1.	Names of Reporting Persons Santé Health Ventures I, LP (“SHV I”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
7,897,284 shares, except SHV Management Services, LP (“SHV Services”), the general partner of SHV I, and SHV Management Services, LLC (“SHV Management”), the general partner of SHV Services, LP may be deemed to have sole power to vote these shares, and Joe H. Cunningham (“Cunningham”), Douglas D. French (“French”) and Kevin M. Lalande (“Lalande”) are the managing members of SHV Management and may be deemed to share voting power over these shares.

	8.	Shared Voting Power See response to row 7.

9.

Sole Dispositive Power
7,897,284 shares, except SHV Management Services, LP (“SHV Services”), the general partner of SHV I, and SHV Management Services, LLC (“SHV Management”), the general partner of SHV Services, LP may be deemed to have sole power to dispose of these shares, and Cunningham, French and Lalande are the managing members of SHV Management and may be deemed to share dispositive power over these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,897,284

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.4% (1)

14.	Type of Reporting Person (See Instructions) PN

(1)   The percentage ownership is based on 26,880,857 shares of Common Stock outstanding as of August 1, 2017, as reported by Molecular Templates, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2017.

CUSIP No. 608550 109

1.	Names of Reporting Persons SHV Management Services, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
7,897,284 shares, all of which are directly owned by SHV I. SHV Services, the general partner of SHV I may be deemed to have sole power to vote these shares, except that SHV Management, the general partner of SHV Services, may be deemed to have sole power to vote these shares, and Cunningham, French and Lalande are the managing members of SHV Management and may be deemed to share voting power over these shares.

	8.	Shared Voting Power See response to row 7.

9.

Sole Dispositive Power
7,897,284 shares, all of which are directly owned by SHV I. SHV Services, the general partner of SHV I may be deemed to have sole power to dispose of these shares, except that SHV Management, the general partner of SHV Services, may be deemed to have sole power to dispose of these shares, and Cunningham, French and Lalande are the managing members of SHV Management and may be deemd to share dispositive power over these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,897,284

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.4% (1)

14.	Type of Reporting Person (See Instructions) PN

(1)   The percentage ownership is based on 26,880,857 shares of Common Stock outstanding as of August 1, 2017, as reported by Molecular Templates, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2017.

CUSIP No. 608550 109

1.	Names of Reporting Persons Santé Health Ventures I Annex Fund, LP (“Annex Fund”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
864,679 shares, all of which are held directly owned by Annex Fund. SHV Annex Services, LP (“Annex Services”), the general partner of Annex Fund, may be deemed to have sole power to vote these shares, except that SHV Management, the general partner of Annex Services, may be deemed to have sole power to vote these shares, and Cunningham, French and Lalande are the managing members of SHV Management and may be deemed to share voting power over these shares.

	8.	Shared Voting Power See response to row 7.

9.

Sole Dispositive Power
864,679 shares, all of which are held directly owned by Annex Fund. SHV Annex Services, LP (“Annex Services”), the general partner of Annex Fund, may be deemed to have sole power to dispose of these shares, except that SHV Management, the general partner of Annex Services, may be deemed to have sole power to dispose of these shares, and Cunningham, French and Lalande are the managing members of SHV Management and may be deemed to share dispositive power over these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 864,679

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.2% (1)

14.	Type of Reporting Person (See Instructions) PN

(1)   The percentage ownership is based on 26,880,857 shares of Common Stock outstanding as of August 1, 2017, as reported by Molecular Templates, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2017.

CUSIP No. 608550 109

1.	Names of Reporting Persons SHV Annex Services, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
864,679 shares, all of which are directly owned by Annex Fund. Annex Services, the general partner of Annex Fund, may be deemed to have sole power to vote these shares, except that SHV Management, the general partner of Annex Services, may be deemed to have sole power to vote these shares, and Cunningham, French and Lalande are the managing members of SHV Management and may be deemd to share voting power over these shares.

	8.	Shared Voting Power See response to row 7.

9.

Sole Dispositive Power
864,679 shares, all of which are directly owned by Annex Fund. Annex Services, the general partner of Annex Fund, may be deemed to have sole power to dispose of these shares, except that SHV Management, the general partner of Annex Services, may be deemed to have sole power to dispose of these shares, and Cunningham, French and Lalande are the managing members of SHV Management and may be deemd to share dispositive power over these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 864,679

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.2% (1)

14.	Type of Reporting Person (See Instructions) PN

(1)   The percentage ownership is based on 26,880,857 shares of Common Stock outstanding as of August 1, 2017, as reported by Molecular Templates, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2017.

CUSIP No. 608550 109

1.	Names of Reporting Persons SHV Management Services, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
8,761,963 shares, of which 7,897,284 shares are directly held by SHV I and 864,679 shares are held by Annex Fund. SHV Management is the general partner of SHV Services, which is the general partner of SHV I, and Annex Services, which is the general partner of Annex Fund. Cunningham, French and Lalande are the managing members of SHV Management and may be deemed to share voting power over these shares.

	8.	Shared Voting Power See response to row 7.

9.

Sole Dispositive Power
8,761,963 shares, of which 7,897,284 shares are directly held by SHV I and 864,679 shares are held by Annex Fund. SHV Management is the general partner of SHV Services, which is the general partner of SHV I, and Annex Services, which is the general partner of Annex Fund. Cunningham, French and Lalande are the managing members of SHV Management and may be deemed to share dispositive power over these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,761,963

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.6% (1)

14.	Type of Reporting Person (See Instructions) OO

(1)   The percentage ownership is based on 26,880,857 shares of Common Stock outstanding as of August 1, 2017, as reported by Molecular Templates, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2017.

CUSIP No. 608550 109

1.	Names of Reporting Persons Joe H. Cunningham

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
8,761,963 shares, of which 7,897,284 shares are directly held by SHV I and 864,679 shares are held by Annex Fund. Cunningham is a member of SHV Management, the general partner of SHV Services, which is the general partner of SHV I, and a member of Annex Services, which is the general partner of Annex Fund, and may be deemed to share voting power over these shares.

	8.	Shared Voting Power See response to row 7.

9.

Sole Dispositive Power
8,761,963 shares, of which 7,897,284 shares are directly held by SHV I and 864,679 shares are held by Annex Fund. Cunningham is a member of SHV Management, the general partner of SHV Services, which is the general partner of SHV I, and a member of Annex Services, which is the general partner of Annex Fund, and may be deemed to share dispositive power over these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,761,963

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.6% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)   The percentage ownership is based on 26,880,857 shares of Common Stock outstanding as of August 1, 2017, as reported by Molecular Templates, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2017.

CUSIP No. 608550 109

1.	Names of Reporting Persons Douglas D. French

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
8,761,963 shares, of which 7,897,284 shares are directly held by SHV I and 864,679 shares are held by Annex Fund. French is a member of SHV Management, the general partner of SHV Services, which is the general partner of SHV I, and a member of Annex Services, which is the general partner of Annex Fund, and may be deemed to share voting power over these shares.

	8.	Shared Voting Power See response to row 7.

9.

Sole Dispositive Power
8,761,963 shares, of which 7,897,284 shares are directly held by SHV I and 864,679 shares are held by Annex Fund. French is a member of SHV Management, the general partner of SHV Services, which is the general partner of SHV I, and a member of Annex Services, which is the general partner of Annex Fund, and may be deemed to share dispositive power over these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,761,963

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.6% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)   The percentage ownership is based on 26,880,857 shares of Common Stock outstanding as of August 1, 2017, as reported by Molecular Templates, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2017.

CUSIP No. 608550 109

1.	Names of Reporting Persons Kevin M. Lalande

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
8,761,963 shares, of which 7,897,284 shares are directly held by SHV I and 864,679 shares are held by Annex Fund. Lalande is a member of SHV Management, the general partner of SHV Services, which is the general partner of SHV I, and a member of Annex Services, which is the general partner of Annex Fund, and may be deemed to share voting power over these shares.

	8.	Shared Voting Power See response to row 7.

9.

Sole Dispositive Power
8,761,963 shares, of which 7,897,284 shares are directly held by SHV I and 864,679 shares are held by Annex Fund. Lalande is a member of SHV Management, the general partner of SHV Services, which is the general partner of SHV I, and a member of Annex Services, which is the general partner of Annex Fund, and may be deemed to share dispositive power over these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,761,963

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.6% (1)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Molecular Templates, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9301 Amberglen Blvd, Suite 100, Austin, Texas 78729.

On March 16, 2017, the Issuer (formerly known as “Threshold Pharmaceuticals, Inc.”) and Molecular Templates, Inc., a private company (“MTEM”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), which is attached as Exhibit 3 to this Schedule 13D. Pursuant to the terms of the Merger Agreement, on July 31, 2017, a wholly-owned subsidiary of the Issuer merged with and into MTEM, with MTEM surviving the Merger as a wholly-owned subsidiary of the Issuer (the “Merger”). At the effective time of the Merger, each outstanding share of MTEM’s common stock (subject to certain exceptions) converted into 7.7844 shares of the Issuer’s Common Stock, then giving effect to the 11-for-1 reverse stock split of the Issuer’s Common Stock (the “Reverse Stock Split”) effected in connection with the Merger. Following completion of the Merger, the Issuer was renamed “Molecular Templates, Inc.”  In connection with the Merger, SHV I and Annex Fund entered into a number of agreements in support of the Merger, including the Support Agreement, dated March 16, 2017, with Molecular Templates, Inc., the Support Agreement, dated March 16, 2017, with the Issuer and the Lock-Up Agreement, dated March 16, 2017, with the Issuer, which are attached as Exhibits 4, 5 and 6, respectively, to this Schedule 13D.

Following the closing of the Merger, on August 1, 2017, the Issuer closed a private placement pursuant to which certain investors purchased 5,793,063 equity units, each comprised of one share of Common Stock and a warrant to purchase 0.50 shares of Common Stock, at a purchase price of $6.9048 per unit (the “Concurrent Financing”) pursuant to that certain Securities Purchase Agreement dated August 1, 2017, which is attached as Exhibit 7 to this Schedule 13D.  Both SHV 1 and Annex Fund participated in the Concurrent Financing. SHV I purchased 38,620 shares of Common Stock and a warrant to purchase an additional 19,310 shares of Common Stock, and Annex Fund purchased 9,655 shares of Common Stock and a warrant to purchase an additional 4,827 shares of Common Stock. A form of the acquired warrant is attached as Exhibit 8 to this Schedule 13D.

Following completion of the Merger and the Concurrent Financing, SHV 1 directly owned 7,897,284 shares of Common Stock a warrant to purchase an additional 19,310 shares of Common Stock, and Annex Fund directly owned 864,679 shares of Common Stock and a warrant to purchase an additional 4,827 shares of Common Stock.

Item 2.	Identity and Background

(a) The persons and entities filing this Schedule 13D are Santé Health Ventures I, LP, a Delaware limited partnership, SHV Management Services, LP, a Delaware limited partnership, SHV Management Services, LLC, a Delaware limited liability company, Santé Health Ventures I Annex Fund, a Delaware limited partnership, SHV Annex Services, LP, a Delaware limited partnership, Cunningham, French and Lalande. SHV Management Services, LLC (“SHV Management”) is the general partner of SHV Management Services, LP, which is the general partner of Santé Health Ventures I, LP, and is the general partner of SHV Annex Services, LP, which is the general partner of Santé Health Ventures I Annex Fund, LP. Cunningham, French and Lalande are the managing members of SHV Management and may be deemed to share voting and dispositive power over these shares directly held by Santé Health Ventures I, LP and Santé Health Ventures I Annex Fund, LP.

(b) The address of the principal place of business for each of the Reporting Persons is c/o Santé Ventures, 300 West Sixth Street, Suite 2300, Austin, Texas 78701

(c) The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of each of Santé Health Ventures I, LP and Santé Health Ventures I Annex Fund, LP is to make investments in private and public companies. The principal business of SHV Management Services, LP is to serve as the general partner of Santé Health Ventures I, LP. The principal business of SHV Annex Services, LP is to serve as the general partner of Santé Health Ventures I Annex Fund, LP.  The principal business of SHV Management Services, LLC is to serve as the general partner of SHV Management Services, LP and SHV Annex Services, LP. Cunningham, French and Lalande are collectively the members of SHV Management Services, LLC.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of SHV I, SHV Services, Annex Fund and Annex Services is a Delaware limited partnership. SHV Management is a Delaware limited liability company. Cunningham, French and Lalande are all U.S. citizens.

Item 3.	Source and Amount of Funds or Other Consideration

Between April 2009 and August 2010, SHV I purchased 2,500,000 shares of MTEM’s Series A preferred stock at a price per share of $1.00.

Between April 2011 and March 2012, SHV I purchased 2,226,056 shares of MTEM’s Series B preferred stock at a price of $1.61 per share.

SHV I purchased 2,062,224 shares of MTEM’s Series C preferred stock in connection with a financing in September 2013 at a price per share of $2.46 per share.

Between December 2015 and January 2017, SHV I and Annex Fund purchased convertible promissory notes issued by MTEM representing aggregate principal amounts of $3,440,726 and $3,842,481, respectively.  All outstanding principal and interest was automatically convertible at 80% of the fair market value price per share of preferred stock sold in a financing or series of related financings in which MTEM raised total proceeds of $16.0 million, including conversion of outstanding notes, or a qualified financing, which is referred to herein as the conversion discount. If the MTEM notes remained outstanding beyond September 7, 2017, the conversion discount would automatically increase by 5% on September 8, 2017, or the first discount increase date. Thereafter, on each consecutive three-month anniversary of the first discount increase date, the conversion discount would automatically increase by additional successive 5% increments. If a qualified financing did not occur prior to September 7, 2017, or upon the occurrence of certain events, the holders of the MTEM notes had the right to convert the MTEM notes into shares of MTEM’s Series C-1 preferred stock at an exercise price of $3.81 per share. The Molecular notes was supported by an underlying note purchase agreement. In March 2017, the MTEM notes were amended to provide for an adjusted exercise price of $3.61 per share, and the holders of the MTEM notes agreed that all principal and accrued but unpaid interest of the MTEM notes would convert immediately prior to the effective time of the Merger.

Prior to the completion of the Merger and in accordance with the Merger Agreement, SHV I elected to convert the MTEM note it held representing $3,579,158 of principal and accrued interest into 1,065,226 shares of MTEM Series C-1 preferred stock, and Annex Fund elected to convert the MTEM note it held representing $4,059,030 of principal and accrued interest into 1,208,045 shares of MTEM Series C-1 preferred stock. Immediately prior to the Merger and taking into effect the conversion of all of the outstanding shares of MTEM preferred stock then outstanding in accordance with MTEM’s then effective certificate of incorporation, SHV I held 11,103,335 shares of MTEM common stock and Annex Fund held 1,208,045 shares of MTEM common stock.  Upon the consummation of the Merger, each outstanding share of MTEM common stock was converted into shares of the Issuer’s Common Stock at a ratio of 7.7844 shares of Common Stock, then taking into account the Reverse Stock Split, for each outstanding share of MTEM common stock. SHV I received 7,858,664 shares of the Issuer’s Common Stock in exchange for the shares of MTEM common stock it held prior to the Merger, and Annex Fund received 855,024 shares of the shares of the Issuer’s Common Stock in exchange for the shares of MTEM common stock it held prior to the Merger.

Following the closing of the Merger, on August 1, 2017, the Issuer closed a private placement pursuant to which certain investors purchased 5,793,063 equity units, each comprised of one share of Common Stock and a warrant to purchase 0.50 shares of Common Stock, at a purchase price of $6.9048 per unit (the “Concurrent Financing”) pursuant to that certain Securities Purchase Agreement dated August 1, 2017.  Both SHV 1 and Annex Fund participated in the Concurrent Financing. SHV I purchased 38,620 shares of Common Stock and a warrant to purchase an additional 19,310 shares of Common Stock, and Annex Fund purchased 9,655 shares of Common Stock and a warrant to purchase an additional 4,827 shares of Common Stock.

Following completion of the Merger and the Concurrent Financing, SHV 1 directly owned 7,897,284 shares of Common Stock a warrant to purchase an additional 19,310 shares of Common Stock, and Annex Fund directly owned 864,679 shares of Common Stock and a warrant to purchase an additional 4,827 shares of Common Stock.

The source of the funds for all purchases and acquisitions by the Reporting Persons described above was from working capital. No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4.	Purpose of Transaction

The Reporting Persons hold their securities of the Issuer for Investment purposes.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

In connection with the closing of the Concurrent Financing, the Issuer entered into a Restated Registration Rights Agreement (the “Registration Rights Agreement”) with the investors purchasing the Issuer’s securities in the Concurrent Financing, including SHV1 and Annex Fund . Pursuant to the terms of the Registration Rights Agreement, which is attached as Exhibit 9 to this Schedule 13D, the Issuer is obligated, among other things, to file a registration statement with the U.S. Securities and Exchange Commission within 45 days following the closing of the Concurrent Financing for purposes of registering the shares of Common Stock purchased in the Concurrent Financing and the shares issuable upon exercise of the warrants issued in the Concurrent Financing for resale by the investors, (ii) use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after filing, and in any event no later than 120 days after the closing of the Concurrent Financing and (iii) maintain the registration until all registrable securities may be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, without restriction as to volume. The Registration Rights Agreement contains customary terms and conditions for a transaction of this type, including certain customary cash penalties on the Issuer for its failure to satisfy specified filing and effectiveness time periods.

Except as set forth in this Schedule 13D (including the purchase of the securities of the Issuer in the Concurrent Financing), the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

(c) Except as set forth in Items 1 and 3 hereof which is incorporated herein by reference, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of SHV I, the general partner and limited partners of SHV 1 may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner. Under certain circumstances set forth in the limited partnership agreement of Annex Fund, the general partner and limited partners of Annex Fund may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 1, 3 and 4 hereof is incorporated herein by reference in response to this Item 6.

Lalande, who is a Managing Director of Santé Ventures, was appointed as a member of the board of directors of the Issuer on August 1, 2017. Mr. Lalande is a party to an indemnification agreement with the Issuer, pursuant to which the Issuer agrees to indemnify Mr. Lalande to the fullest extent permitted by law and public policy for claims arising in his capacity as a director of the Issuer. Mr. Lalande is only entitled to indemnification to the extent he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Issuer, and, with respect to any criminal proceeding, he had no reasonable basis to believe that his conduct was unlawful. Subject to the applicable provisions of the Delaware General Corporation Law, the Issuer will reimburse Mr. Lalande for expenses covered by the indemnification agreement within twenty days of Mr. Lalande’s request for such payment. A form of the indemnification agreement is attached as Exhibit 10 to this Schedule 13D.

Other than as described in Items 1, 3, 4 and 5, this Item 6, and the agreements set forth as exhibits hereto, to the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement, dated August 11, 2017, by and among Santé Health Ventures I, LP, SHV Management Services, LP, SHV Management Services, LLC, Santé Health Ventures I Annex Fund, LP, SHV Annex Services, LP, Joe H. Cunningham, Douglas D. French and Kevin M. Lalande.

Exhibit 2 – Power of Attorney, dated August 11, 2017.

Exhibit 3 – Agreement and Plan of Merger and Reorganization, dated as of March 16, 2017, by and among the Issuer, Trojan Merger Sub, Inc. and Molecular Templates, Inc. (incorporated by reference to Annex A to the Issuer’s Registration Statement on Form S-4/A, as filed with the SEC on June 27, 2017).

Exhibit 4 – Form of Support Agreement of Molecular Templates, Inc., dated March 16, 2017, by and between the Registrant and each of the parties named in each agreement therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as amended (File No. 001-32979), filed on March 17, 2017).

Exhibit 5 - Form of Support Agreement of the Registrant, dated March 16, 2017, by and between the Issuer and each of the parties named in each agreement therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as amended (File No. 001-32979), filed on March 17, 2017).

Exhibit 6 - Form of Lock-Up Agreement of the Registrant, dated March 16, 2017, by and between the Registrant and each of the parties named in each agreement therein (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K, as amended (File No. 001-32979), filed on March 17, 2017).

Exhibit 7 - Securities Purchase Agreement, dated August 1, 2017, among the Issuer and the investors named therein  (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as amended (File No. 001-32979), filed on August 1, 2017).

Exhibit 8 - Form of Warrant issued in the Concurrent Financing (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, as amended (File No. 001-32979), filed on August 1, 2017).

Exhibit 9 - Registration Rights Agreement, dated August 1, 2017, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, as amended (File No. 001-32979), filed on August 1, 2017).

Exhibit 10 - Form of Indemnification Agreement between the Issuer and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 7, 2017)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2017

Santé Health Ventures I, LP	/s/ Steve Sanders
By SHV Management Services, LP	Signature
Its General Partner
By SHV Management Services, LLC	Steve Sanders
Its General Partner	VP of Finance & Accounting and Chief Compliance Office / Attorney-In-Fact

SHV Management Services, LP	/s/ Steve Sanders
By SHV Management Services, LLC	Signature
Its General Partner
Steve Sanders
VP of Finance & Accounting and Chief Compliance Office / Attorney-In-Fact

SHV Management Services, LLC	/s/ Steve Sanders
Signature

Steve Sanders
VP of Finance & Accounting and Chief Compliance Office / Attorney-In-Fact

Santé Health Ventures I Annex Fund, LP	/s/ Steve Sanders
By SHV Annex Services, LP	Signature
Its General Partner
By SHV Management Services, LLC	Steve Sanders
Its General Partner	VP of Finance & Accounting and Chief Compliance Office / Attorney-In-Fact

SHV Annex Services, LP	/s/ Steve Sanders
By SHV Management Services, LLC	Signature
Its General Partner
Steve Sanders
VP of Finance & Accounting and Chief Compliance Office / Attorney-In-Fact

JOE H. CUNNINGHAM	/s/ Steve Sanders
Signature

Steve Sanders
VP of Finance & Accounting and Chief Compliance Office / Attorney-In-Fact

DOUGLAS D. FRENCH	/s/ Steve Sanders
Signature

Steve Sanders
VP of Finance & Accounting and Chief Compliance Office / Attorney-In-Fact

KEVIN M. LALANDE	/s/ Steve Sanders
Signature

Steve Sanders
VP of Finance & Accounting and Chief Compliance Office / Attorney-In-Fact

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit 1 – Joint Filing Agreement, dated August 11, 2017, by and among Santé Health Ventures I, LP, SHV Management Services, LP, SHV Management Services, LLC, Santé Health Ventures I Annex Fund, LP, SHV Annex Services, LP, Joe H. Cunningham, Douglas D. French and Kevin M. Lalande.

Exhibit 2 – Power of Attorney, dated August 11, 2017.

Exhibit 3 – Agreement and Plan of Merger and Reorganization, dated as of March 16, 2017, by and among the Issuer, Trojan Merger Sub, Inc. and Molecular Templates, Inc. (incorporated by reference to Annex A to the Issuer’s Registration Statement on Form S-4/A, as filed with the SEC on June 27, 2017).

Exhibit 4 – Form of Support Agreement of Molecular Templates, Inc., dated March 16, 2017, by and between the Registrant and each of the parties named in each agreement therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as amended (File No. 001-32979), filed on March 17, 2017).

Exhibit 5 - Form of Support Agreement of the Registrant, dated March 16, 2017, by and between the Issuer and each of the parties named in each agreement therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as amended (File No. 001-32979), filed on March 17, 2017).

Exhibit 6 - Form of Lock-Up Agreement of the Registrant, dated March 16, 2017, by and between the Registrant and each of the parties named in each agreement therein (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K, as amended (File No. 001-32979), filed on March 17, 2017).

Exhibit 7 - Securities Purchase Agreement, dated August 1, 2017, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as amended (File No. 001-32979), filed on August 1, 2017).

Exhibit 8 - Form of Warrant issued in the Concurrent Financing (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, as amended (File No. 001-32979), filed on August 1, 2017).

Exhibit 9 - Registration Rights Agreement, dated August 1, 2017, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, as amended (File No. 001-32979), filed on August 1, 2017).

Exhibit 10 - Form of Indemnification Agreement between the Issuer and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 7, 2017)